Exhibit 99.1

Update on Myanmar Earthquake; Highway Holdings Maintains Normal Operations with No Damage or Loss of Life

HONG KONG – April 3, 2025 – Highway Holdings Limited (Nasdaq: HIHO, “the Company” or “Highway Holdings”) today confirmed it continues normal operations without any damage to its Myanmar factory or facilities, or harm to its Myanmar-based employees. Highway Holdings’ factory and facilities are based in Yangon approximately 400 miles south of the March 28 earthquake’s epicenter near Mandalay, which left all of Highway Holdings’ employees, its factory and its facilities unharmed and in normal operating condition.

Roland Kohl, chairman, president and chief executive officer of Highway Holdings, commented, “We are very touched by the countless inquiries about our well-being and want to inform shareholders that our operation in Myanmar was not affected by this damaging earthquake. Our location in Yangon, in the southern part of Myanmar, was not as strongly affected. Furthermore, our factory was intentionally built with a strong metal structure, designed to be flexible and to withstand earthquakes.”

“Our Myanmar operation is very resilient and functional despite the earthquake. It was and is one of our very rewarding investments and we foresee a very good future in Myanmar based on our extremely good labor force and lower operating costs. We are a socially responsible manufacturer who cares for the well-being and safety of our employees. We offered all our employees who have family in the devastated areas of Yangon financial help rather than giving donations to institutions to ensure victims receive help. We are very sorry for the many lives lost and at the same time we are very happy our people and factory are safe.”

About Highway Holdings Limited

Highway Holdings is an international manufacturer of a wide variety of quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China. For more information visit website www.highwayholdings.com.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements, which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York Office: +1-914-337-8801